Exhibit 99.1

NEWS	FOR IMMEDIATE RELEASE

THE FIRST AMERICAN CORPORATION COMMENCES EXCHANGE OFFER FOR

PUBLICLY HELD SHARES OF FIRST ADVANTAGE CORPORATION

—Exchange Ratio of 0.58 First American Shares for Each Share of First Advantage—

SANTA ANA, Calif., Oct. 9, 2009 – The First American Corporation (NYSE: FAF), America’s largest provider of business information, today announced that it has commenced an exchange offer for all publicly held shares of the common stock of its subsidiary, First Advantage Corporation (NASDAQ: FADV). The exchange offer will expire at 5 p.m. on Tuesday, Nov. 10, 2009, unless extended. As previously announced, under the terms of the exchange offer, First American is offering 0.58 of a First American common share for each share of First Advantage common stock tendered in the exchange offer and accepted for purchase by First American. Based on First American’s closing stock price on Oct. 8, 2009, the exchange ratio represents an offer price of $18.37 per share and a 44 percent premium to First Advantage’s closing stock price on June 26, 2009, the last trading day prior to the announcement by First American of its intention to acquire First Advantage. First American currently owns indirectly or controls approximately 80 percent of First Advantage’s common stock.

Among other conditions, the exchange offer is subject to a nonwaivable condition that the exchange offer be accepted by a majority of the outstanding shares of First Advantage common stock held by the public (excluding shares held by First American and its affiliates; directors and officers of First American and First Advantage; and Experian Information Solutions, Inc., a partner in a joint venture through which First American owns a portion of its First Advantage shares) and a further waivable condition that upon consummation of the exchange offer First American will own or control at least 90 percent of each class of outstanding First Advantage shares (after giving effect to the conversion of the Class B shares into Class A shares on a one-for-one basis). The complete terms and conditions of First American’s exchange offer are set forth in a prospectus First American filed today with the Securities and Exchange Commission (the “SEC”), and will mail to First Advantage stockholders. If the exchange offer is successfully consummated, First American intends to acquire any remaining shares at the same exchange ratio through a short-form merger.

First Advantage has informed First American that it will file a Solicitation / Recommendation Statement on Schedule 14D-9 with the SEC conveying to First Advantage stockholders the recommendation of a special committee of its board of directors consisting of directors unaffiliated with First American, on behalf of First Advantage’s board, that First Advantage stockholders tender their shares in the exchange offer. Once filed, the Schedule 14D-9 will be mailed to First Advantage stockholders. First Advantage stockholders are urged to read the Schedule 14D-9 because it will contain

First American Commences Exchange Offer for Publicly Held Shares of FADV

important information. The Schedule 14D-9 will be available free of charge on the SEC’s Web site, at www.sec.gov.

About First American

The First American Corporation (NYSE: FAF) is a FORTUNE 500® company that traces its history to 1889. With total revenues of approximately $6.2 billion in 2008, it is America’s largest provider of business information. First American combines advanced analytics with its vast data resources to supply businesses and consumers with valuable information products to support the major economic events of people’s lives, such as getting a job, renting an apartment, buying a car or house, securing a mortgage and opening or buying a business. The First American Family of Companies, many of which command leading market share positions in their respective industries, operate within five primary business segments, including: Title Insurance and Services, Specialty Insurance, Information and Outsourcing Solutions, Data and Analytic Solutions, and Risk Mitigation and Business Solutions. More information about the company and an archive of its press releases can be found at www.firstam.com.

Important Information About the Exchange Offer

The description contained in this press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell securities. First American has filed a Registration Statement on Form S-4 (the “Registration Statement”) and a tender offer statement on Schedule TO, each dated Oct. 9, 2009, with the SEC. The offer to exchange is being made only pursuant to the prospectus that forms part of the Registration Statement and the related letter of transmittal. First Advantage stockholders should read the prospectus filed by First American, and any other filings made by First American with the SEC in connection with the exchange offer, as they contain important information. The prospectus and Schedule TO, as well as First American’s other public SEC filings, can be obtained at www.firstam.com, and also from MacKenzie Partners, Inc., the information agent for the exchange offer, by requesting by phone, toll free at (800) 322-2885, or collect at (212) 929-5500. Public filings for First American can be obtained without charge at the SEC’s Web site at www.sec.gov.

Forward-Looking Statements

Certain statements made in this press release, including but not limited to those related to the conditions to the exchange offer or the waiver or satisfaction thereof; the short-form merger to acquire any remaining shares if the exchange offer is consummated; the recommendation of First Advantage’s board of directors and the filing of a Schedule 14D-9 by First Advantage, are “forward-looking statements.” These forward-looking statements may contain the words “believe,” “anticipate,” “expect,” “plan,” “predict,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” or other similar words and phrases. Risks and uncertainties exist that may cause results to differ materially from those set forth in these forward-looking statements. Factors that could cause the anticipated results to differ from those described in the forward-looking statements, include: the inability to satisfy the conditions to the consummation of the exchange offer or the subsequent merger; failure to realize or delay in the realization of the expected cost savings and other synergies from the transaction; operational disruption during the pendency of the transaction; and other factors described on page 3 of the company’s annual report on Form 10-K for the year ended Dec. 31, 2008, filed March 2, 2009, and in Part

First American Commences Exchange Offer for Publicly Held Shares of FADV

I, Item 1A of such annual report, as updated in Part II, Item 1A of the company’s quarterly reports on Form 10-Q for the quarters ended March 31, 2009, and June 30, 2009, in each case as filed with the SEC. The forward-looking statements speak only as of the date they are made. Except as required by law, the company does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

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Media Contact: Carrie Gaska Corporate Communications The First American Corporation (714) 250-3298 • cgaska@firstam.com	Investor Contact: Mark Seaton Investor Relations The First American Corporation (714) 250-4264 • mseaton@firstam.com